19
5/15

AB 5/12/03

03053267

U.S. ... COMMISSION
WASHINGTON, D.C. 20549

| ANNUAL AUDITED REPORT FORM X-17A-5 PART III |
|---|

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

| SEC FILE NO. |
|---|
| 8-51278 |

REPORT FOR THE PERIOD BEGINNING 01/01/02 MM/DD/YY AND ENDING 12/31/02 MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| Official Use Only |
|---|
| |
| FIRM ID. NO. |
| 46035 |

SYNERGY INVESTMENT GROUP, LLC

PROCESSED
MAY 16 2003
THOMSON FINANCIAL

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS:**
**(Do not use P.O. Box No.)**

1660 DALE EARNHARDT BOULEVARD
**(No. and Street)**

KANNAPOLIS (City) NORTH CAROLINA (State) 28083 (Zip code)

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

TIMOTHY J. BAIN (704) 938-2010
**(Area Code-Telephone Number)**

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT** whose opinion is contained in this Report*
*(Name-if individual, state, last, first, middle name)*

FAULKNER AND THOMPSON, PA

| 226 NORTHPARK DRIVE, #110 | ROCK HILL | SC | 29730 |
|---|---|---|---|
| (ADDRESS) Number and Street | City | State | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in U.S. or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

# Oath or Affirmation

I, **Timothy J. Bain,** *swear* (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Synergy Investment Group, LLC** as of **December 31, 2002** are true and correct.



**Signature**

Financial Operations Principal
**Title**

Subscribed and sworn to before me this
28th day of Feb 2003



**Notary Public**

This report * contains (check all applicable boxes):

X (a) Facing page.

X (b) Statement of Financial Condition.

X (c) Statement of Operations.

X (d) Statement of Cash Flows.

X (e) Statement of Changes in Member's Equity.

___ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

X (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.

___ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

___ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.

___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.

___ (k) A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation.

X (l) An Oath or Affirmation.

___ (m) A copy of the SIPC Supplemental Report.

___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Accounting Control.

___ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

# Securities and Exchange Commission

Washington, D.C. 20549

## Annual Audit Report

For the period from January 1, 2002
to December 31, 2002

## Synergy Investment Group, LLC
(Name of Respondent)

1660 Dale Earnhardt Boulevard

Kannapolis, North Carolina 28083
(Address of Principal Executive Officer)


Timothy J. Bain

**Synergy Investment Group, LLC**

**1660 Dale Earnhardt Boulevard**

**Kannapolis, North Carolina 28083**

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SYNERGY INVESTMENT GROUP, LLC
REPORT ON FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

---

## TABLE OF CONTENTS

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732-4456
TELEPHONE: 803 324-3160
FACSIMILE: 803 324-2767

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

NORTH CAROLINA OFFICES:
2101 REXFORD ROAD, SUITE 300-E
CHARLOTTE, NORTH CAROLINA 28211
TELEPHONE: 704 365-8629
FACSIMILE: 704 362-5684

## REPORT OF INDEPENDENT AUDITORS

The Manager and Member
Synergy Investment Group, LLC

We have audited the accompanying statement of financial condition of Synergy Investment Group, LLC as of December 31, 2002, and the related statements of operations, changes in member's equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Investment Group, LLC as of December 31, 2002 and the results of their operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faulkner and Thompson, P.A.

February 18, 2003

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

## ASSETS

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 91,706 |
| Deposits with clearing organizations and others | | 77,797 |
| Receivables from clearing organizations | | 140,724 |
| Receivables from broker or dealers | | 20,281 |
| Other receivables | | 3,000 |
| Receivable from related parties | | 120,608 |
| Other assets | | 17,564 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation | | 32,313 |
| Total assets | $ | 503,993 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Payables to broker-dealers | $ | 37,171 |
| Accounts payable, accrued expenses and other liabilities | | 109,883 |
| Total liabilities | | 147,054 |
| MEMBER'S EQUITY | | 356,939 |
| Total liabilities and member's equity | $ | 503,993 |

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2002

| | |
|---|---|
| REVENUE | |
| Commission and related income | $ 3,967,214 |
| Investment advisory fees | 63,920 |
| Total revenue | 4,031,134 |
| OPERATING EXPENSES | |
| Commissions, employee compensation and benefits | 2,978,817 |
| Clearing and execution | 711,861 |
| Telephone and communications | 32,936 |
| License and registration | 82,455 |
| Rent and occupancy | 55,500 |
| Professional fees | 38,624 |
| Depreciation | 38,344 |
| Office expense | 22,245 |
| Insurance | 58,131 |
| Advertising and promotion | 9,530 |
| Other expenses | 37,617 |
| Total operating expenses | 4,066,060 |
| Net loss | $( 34,926 ) |

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2002

| | | |
|---|---|---|
| Member's equity at January 1, 2002 | $ | 299,365 |
| Proceeds from member contribution | | 92,500 |
| Net loss | | ( 34,926 ) |
| Member's equity at December 31, 2002 | $ | 356,939 |

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

| | |
|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES | |
| Net loss | $( 34,926 ) |
| Adjustments to reconcile net loss to net cash used for operating activities | |
| Depreciation and amortization | 38,344 |
| Increase in deposits with clearing organizations | ( 27,759 ) |
| Increase in receivables from clearing organizations | ( 13,393 ) |
| Decrease in other receivables | 16,941 |
| Decrease in marketable securities | 10,615 |
| Decrease in other assets | 4,685 |
| Increase in receivable from related parties, net | ( 15,390 ) |
| Decrease in payables | ( 71,931 ) |
| Net cash used for operating activities | ( 92,814 ) |
| CASH FLOW FROM INVESTING ACTIVITIES | |
| Purchase of furniture and equipment | ( 4,944 ) |
| Net cash used for investing activities | ( 4,944 ) |
| CASH FLOW FROM FINANCING ACTIVITIES | |
| Proceeds from member contribution | 92,500 |
| Net cash provided by financing activities | 92,500 |
| Decrease in cash | ( 5,258 ) |
| CASH, BEGINNING OF YEAR | 96,964 |
| CASH, END OF YEAR | $ 91,706 |

## NOTE 1 – ORGANIZATION

Synergy Investment Group, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was formed on June 24, 1998 as a North Carolina Limited Liability Company and received its broker-dealer status June 25, 1999. As a limited liability company, members have limited liability for certain acts. The Company's charter will terminate in the year 2099. The Company has offices in the southeastern United States and throughout the United States. The Company's primary source of revenue is providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle-market businesses. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of less than ninety days to be cash equivalents. At December 31, 2002, $77,797 of the Company's cash balance is on deposit at a clearing broker and is therefore restricted.

### Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of operations. Marketable securities are recorded at market value.

### Receivables from Brokers or Dealers

Receivables from brokers or dealers are reported at the amount management expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and writes off all balances when amounts are not deemed collectible.

### Furniture, Equipment and Leasehold Improvements

Property and equipment is recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from five to forty years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Investment Advisory Income

Investment advisory fees are received in advance on a quarterly basis but are recognized as earned.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

### Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2002:

| | |
|---|---|
| Computer and office equipment | $ 144,813 |
| Computer software | 5,210 |
| Furniture and fixtures | 3,029 |
| Leasehold improvements | 3,300 |
| | 156,352 |
| Less: Accumulated depreciation | 124,039 |
| | $ 32,313 |

Depreciation for the year ended December 31, 2002 was $38,344.

## NOTE 4 – INCOME TAXES

The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Accordingly, any income or loss of the Company flows through to the member to be taxed at its respective rates. Accordingly, the Company will have no tax liability (with limited exceptions).

## NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002 the Company paid for certain employee-related costs and other operational costs of related companies totaling approximately $90,000. Also, the Company's parent company paid rent allocable to Synergy Investment Group totaling $55,500. Approximately $15,000 of this rent was paid to a related party. Receivables from related parties were $120,608 at December 31, 2002.

## NOTE 6 – OPERATING LEASES

The Company leases a facility and certain equipment under operating leases expiring through April 2005.

## NOTE 6 – OPERATING LEASES, CONTINUED

Minimum future rental payments under the non-cancelable operating leases for the years ending December 31 are as follows:

| | | |
|---|---|---|
| 2003 | $ | 59,772 |
| 2004 | | 53,442 |
| 2005 | | 15,587 |
| | $ | 128,801 |

## NOTE 7 – CONTINGENCIES AND COMMITMENTS

Management has funded the operations of the Company primarily from capital provided by the parent. The ongoing operations of the Company are contingent upon the parent company's ability to maintain the equity infusion in the Company.

In some instances, the Company can be held liable for trades that have not been closed by certain representatives of the Company. No provision has been made in these statements, as management believes the likelihood of such an occurrence is remote.

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's financial position.

## NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, which maintains the customer's accounts and clears such transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the customers do not fulfill their obligations with the clearing broker, as the Company has agreed to indemnify the clearing broker for any resulting losses.

The Company performs ongoing credit evaluations of its customers' financial condition as part of the lending process. No single customer accounts for greater than one percent of total revenue. Commissions that were generated from one broker comprised approximately 16 percent of total revenue.

The Company's cash consists primarily of funds in money market accounts and time deposits. At certain times the Company has cash balances in excess of federally insured limits. Concentration of credit risk with respect to cash is limited due to the fact the Company restricts investing cash to only highly rated financial institutions.

## NOTE 9 – RETIREMENT PLAN

Effective in 2001, the Company implemented a Simple IRA Plan for the benefit of their employees. The Company must make a matching contribution to the Plan equal to the salary reduction contribution of each eligible employee up to a maximum of three percent of each employee's compensation. The Company's contribution for the year ended December 31, 2002 was $6,389.

## NOTE 10 – FUNDING FROM PARENT COMPANY

The Company is wholly owned by Vision Trek, LLC. Vision Trek, LLC has attracted investment capital for their business. At December 31, 2002 the Company had received a total of $764,100 from Vision Trek as an infusion of capital, including $92,500 during the year ended December 31, 2002.

## NOTE 11 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002 the Company had net capital, as defined, of $163,173, which exceeded the minimum net capital requirements by $153,369. The Company's ratio of aggregate indebtedness to net capital was 0.90 to 1 at December 31, 2002.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2002

SYNERGY INVESTMENT GROUP, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

| | | |
|---|---|---|
| **Net Capital** | | |
| Total member's equity | $ | 356,939 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Furniture, equipment and leasehold improvements | ( | 32,313 ) |
| Receivables from related parties | ( | 120,608 ) |
| Other assets | ( | 40,845 ) |
| Net capital | $ | 163,173 |
| **Aggregate Indebtedness** | | |
| Items included in statement of financial condition: | | |
| Payables to broker-dealers | $ | 37,171 |
| Accounts payable, accrued expenses and other liabilities | | 109,883 |
| Aggregate indebtedness | $ | 147,054 |
| **Computation of Basic Net Capital Requirements** | | |
| 6-2/3% of aggregate indebtedness | $ | 9,804 |
| **Minimum Net Capital Requirement** | $ | 5,000 |
| **Net Capital Requirement** | $ | 9,804 |
| **Excess Net Capital** | $ | 153,369 |
| **Percentage of Aggregate Indebtedness to Net Capital** | | 90 % |
| **Excess Net Capital at 1000%** | $ | 148,468 |
| **Reconciliation with Company's Computation (included in Part II Of Form X-17A-5 as of December 31, 2002)** | | |
| Net capital as reported in Company's Part II (unaudited) FOCUS Report | $ | 196,287 |
| Audit adjustments to record additional payables | ( | 31,835 ) |
| Other audit adjustments | ( | 1,279 ) |
| Net capital per above | $ | 163,173 |

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732-4456
TELEPHONE: 803 324-3160
FACSIMILE: 803 324-2767

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

NORTH CAROLINA OFFICES:
2101 REXFORD ROAD, SUITE 300-E
CHARLOTTE, NORTH CAROLINA 28211
TELEPHONE: 704 365-8629
FACSIMILE: 704 362-5684

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Manager and Member
Synergy Investment Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Synergy Investment Group, LLC ("the Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner and Thompson, P.A.

February 18, 2003